Filed by: Great Plains Energy Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc.

Commission File Number: 001-03523

Subject Company: Great Plains Energy Incorporated

Commission File Number: 001-32206

Subject Company: Monarch Energy Holding, Inc.

Commission File Number: 132-02816

Nov. 14, 2017	Got news? Tell us	Archives	Employee milestones

•	Example: GPE dividend/common stock value Day 1
•	Shareholder meetings Nov. 21
•	CT sites celebrate nine years of safety
•	2018 planning calendars
•	Open Enrollment closes tomorrow
•	Woman of Achievement nominations due Friday
•	Recognize employees who exhibit Guiding Principles
•	F&M blood drive Nov. 30

Westar

Example of GPE dividend/common stock value on Day 1*

Some of you have asked how much the combined company’s dividend will be worth for Great Plains Energy Incorporated (GPE) shareholders after the merger. The short answer is, the dividend value is expected to remain the same.

That’s because GPE shareholders will receive 0.5981 shares of common stock in the combined company for each GPE share on Day 1, but it’s expected that the combined company’s board will declare a higher dividend payout. Here’s an example of how someone who owns 100 shares of GPE common stock would be impacted:

	GPE Before Day 1	NewCo Day 1
Shares of common stock	100	59*
Annualized dividend per share of common stock	$1.10	$1.10 / 0.5981 = $1.84
Expected annual dividend income + cash in lieu of fractional shares of common stock	$110	$108.51 + $1.49* = 110.00
*Holders are expected to receive whole shares (59 shares in our example) + cash in lieu of fractional shares.

It’s impossible to accurately predict the market price of the combined company common stock to be received by GPE shareholders after the merger completes. However, it’s expected that on Day 1, the implied value of GPE common stock could be in line with the 0.5981 exchange ratio. Here’s an example of how someone who owns 100 shares of common stock would be impacted:

	GPE Immediately Before Day 1	Implied Value of NewCo Day 1*
Shares of common stock	100	59**
Price per share*	$32.15	$32.15 / 0.5981 = $53.7536
Implied value + cash in lieu of fractional shares of common stock	$3,215.00	$3,171.46 + 43.54 = $3,215.00
*This example is purely for illustrative purposes and doesn’t guarantee a market price for the equity of either the combined company or GPE.
**Holders are expected to receive whole shares (59 shares in our example) + cash in lieu of fractional shares.

Have additional merger questions? Send them to: BetterTogether@kcpl.com.

Shareholder meetings Nov. 21

Great Plains Energy Incorporated (GPE) and Westar Energy will separately conduct special merger-related shareholder meetings on Tuesday, Nov. 21, at 10 a.m. At those sessions, shareholders will gather specifically to vote on the new merger.

The GPE meeting will occur at 1KC’s first-floor Energy Center. If you’ll be at 1KC that day, please follow these guidelines to help accommodate our guests and ensure orderly proceedings:

Parking	Please park on lower levels S1-S5 to free upper-level parking for visitors. Contractors should continue to park in their assigned area.

Guest check-in	If you expect visitors that morning, please direct them to a temporary guest reception desk that will be in the lobby next to the Energy Center.

Shareholder check-in

As noted in the proxy statement that was provided to all shareholders of record, all attendees (including employees) must present a government-issued photo ID and proof of GPE stock ownership to enter the Energy Center.

*Forward-Looking Statements

Statements made in this communication are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements relating to the anticipated merger transaction of Great Plains Energy and Westar Energy, including those that relate to the expected financial and operational benefits of the merger to the companies and their shareholders (including cost savings, operational efficiencies and the impact of the anticipated merger on earnings per share), the expected timing of closing, the outcome of regulatory proceedings, cost estimates of capital projects, dividend growth, share repurchases, balance sheet and credit ratings, rebates to customers, employee issues and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy is providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and Westar Energy; changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates that the companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital and the effects on derivatives and hedges, nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including, but not limited to, cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy’s and Westar Energy’s ability to successfully manage and integrate their respective transmission joint ventures; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; the ability of Great Plains Energy and Westar Energy to obtain the regulatory and shareholder approvals necessary to complete the anticipated merger or the imposition of adverse conditions or costs in connection with obtaining regulatory approvals; the risk that a condition to the closing of the anticipated merger may not be satisfied or that the anticipated merger may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated merger; the costs incurred to consummate the anticipated merger; the possibility that the expected value creation from the anticipated merger will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies, the credit ratings of the combined company following the anticipated merger; disruption from the anticipated merger making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated merger; and other risks and uncertainties.

This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties are discussed in the Joint Proxy Statement/Prospectus and other materials that Great Plains Energy, Westar Energy and Monarch Energy filed with the Securities and Exchange Commission (“SEC”) in connection with the anticipated merger. Other risk factors are detailed from time to time in quarterly reports on Form 10-Q and annual reports on Form 10-K filed by Great Plains Energy and Westar Energy with the

SEC. Each forward-looking statement speaks only as of the date of the particular statement. Monarch Energy, Great Plains Energy and Westar Energy undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, Monarch Energy has filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-220465), which was declared effective by the SEC, Great Plains Energy and Westar Energy, have each filed a definitive Joint Proxy Statement, which also constitutes a Prospectus of Monarch Energy, each of which is publicly available, and Great Plains Energy, Westar Energy and Monarch Energy have filed and may file other documents regarding the proposed transactions with the SEC. Great Plains Energy and Westar Energy mailed the definitive Joint Proxy Statement/Prospectus in connection with the transactions to their respective shareholders on or about October 13, 2017. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR ENERGY, MONARCH ENERGY AND THE PROPOSED TRANSACTIONS. Investors can obtain free copies of the Registration Statement and definitive Joint Proxy Statement/Prospectus and other documents filed by Monarch Energy, Great Plains Energy and Westar Energy with the SEC at http://www.sec.gov, the SEC’s website. These documents filed by Great Plains Energy and Monarch Energy are also available free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings,” or by contacting Great Plains Energy’s Investor Relations Department at 1-800-245-5275. These documents filed by Westar Energy are also available free of charge from Westar Energy’s website (http://www.westarenergy.com) under the tab “Investors” and then under the heading “SEC Filings,” or by contacting Westar Energy’s Investor Relations Department at 785-575-8227.

Participants in Proxy Solicitation

Great Plains Energy, Westar Energy, and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar Energy’s shareholders with respect to the proposed transactions. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2017 annual meeting filed with the SEC on March 23, 2017. Information regarding the officers and directors of Westar Energy is included in its definitive proxy statement for its 2017 annual meeting filed with the SEC on September 14, 2017. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, is set forth in the Registration Statement and definitive Joint Proxy Statement/Prospectus and other materials filed with SEC in connection with the proposed merger. Free copies of these documents may be obtained as described in the paragraphs above.

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